November 30, 2012

ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed September 14, 2012 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 9 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2011, as amended to date (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated September 20, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier, four copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the nine months ended September 30, 2012 and include certain other disclosures.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in

United States Securities and Exchange Commission

November 30, 2012

reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company is supplementally providing to the Staff as Exhibits A-1 and A-2 the “testing-the-water” presentations that the Company used in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential investors that were qualified institutional buyers or institutional accredited investors. However, the Company respectfully advises the Staff that the Company does not believe that these “testing-the-water” presentations should be deemed written communications pursuant to Section 5(d) of the Securities Act or Rule 405 promulgated under the Securities Act because such materials were only used during the meetings and such investors were not permitted to retain such materials after the meetings ended.

The supplemental materials are included as Exhibits A-1 and A-2 to the copy of this letter that is being transmitted by overnight courier. The Company requests pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review. The Company further requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

The Company respectfully advises the Staff that the underwriters have confirmed that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s initial public offering.

Prospectus Summary, page 1

Overview, page 1

2. We note your added disclosure regarding the analysis by IDC Energy Insights. Please file the consent as an exhibit as required by Securities Act Section 7. In addition, regarding the Brattle Group disclosure on page 105, please tell us whether the data was prepared for your company or for the offering.

In response to the Staff’s comment, the Company has filed the consent by IDC Energy Insights as Exhibit 99.2 to the Amendment.

The Company respectfully advises the Staff that the data from the Brattle Group referenced in the Registration Statement was not prepared for the Company or for the Company’s initial public offering and is available in a publicly available report on the Internet.

Item 16. Exhibits…, page II-4

3. Please file as an exhibit any agreements related to the shares that will be purchased by Foundation Capital or any of its affiliates in the concurrent private placement.

In response to the Staff’s comment, the Company has filed the Common Stock Purchase Agreement, dated as of September 19, 2012, by and among the Company and entities affiliated with Foundation Capital as Exhibit 10.19 to the Amendment.

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United States Securities and Exchange Commission

November 30, 2012

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Additionally, in a phone conversation on September 24, 2012 between Tim Buchmiller of the Staff and Michael Brown of Fenwick & West LLP, the Company’s outside legal counsel, Mr. Buchmiller requested that the Company revise the Prospectus Summary section of the Registration Statement to include a reference to both (1) the warrant amendment agreement providing for the termination of all warrants to purchase shares of the Company’s capital stock held by entities affiliated with Foundation Capital (“Foundation”) in exchange for an aggregate payment of $12 million by the Company to Foundation and (2) the concurrent private placement whereby Foundation has agreed to purchase $12 million shares of the Company’s common stock.

In response to the Staff’s request, the Company has included such disclosure in the Prospectus Summary section of the Registration Statement under a separate caption titled “Warrant Termination and Concurrent Private Placement” set forth on page 7 of the Amendment.

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United States Securities and Exchange Commission

November 30, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

Enclosures

cc:	Scott A. Lang, Chief Executive Officer

David B. Leeb, Esq., Acting General Counsel

Silver Spring Networks, Inc.

Michael A. Brown, Esq.

Fenwick & West LLP

Guy Wanger

Ernst & Young LLP

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP